EXHIBIT 99.8

Consent of Independent Auditor

We hereby consent to the inclusion in this Enbridge Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016 of our report dated February 17, 2017, relating to the consolidated financial statements of Enbridge Inc. as at December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as at December 31, 2016.

We also consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File Nos. 333-185591 and 33-77022) and Form F-10 (File No. 333-213234) of Enbridge Inc. of our report dated February 17, 2017 referred to above.

/s/ “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Calgary, Alberta

February 17, 2017